Feasibility Study

Outsourcing Digital Photo Touch-up Operations

For

DGT Corp.
A Nevada Corporation

By:          Harold Tsang
V2.2, 13th March 2006

Disclaimer

The proposal herein is based on current expectations that involve a number of risks and uncertainties. Such proposals are based on assumptions that the Company will be able to continue to operate on a timely basis, will attract customers, there will be no material adverse competitive or regulatory change in conditions in the business, that forecasts accurately anticipate market demand, and that there will be no material adverse change in operations or business or in governmental regulations affecting the business. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the proposal are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in the proposal will be realized. Growth in absolute and relative amounts of cost of development and maintenance, general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the proposal. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may also materially adversely affect results of this proposal. In light of significant uncertainties inherent in the proposal, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

Background
Apex Advisory Group has been engaged to comment on the technical feasibility to establish an off-shore digital photo editing operations in China to process outsourced editing orders in a highly cost effective and scalable manner. It is likely that the first client be an established medium size photography studio, followed by many large and small studios throughout North America, and subsequently worldwide.

Overview
The study looked at some of the most critical elements. Specifically, data transfer of large image files in and out of China; workflow and the overall system solution; and some thoughts on current in-house retouching cost in North America compared to outsourcing in China.

The transfers of data to China for outsourced service appears scalable, technically feasible and manageable if:

•
reasonable amount of bandwidth (assuming an actual throughput of 150 kilobyte/sec) is utilized to support a typical medium size client’s daily order of approximately 280 digital photos (which will take approximately 2 hours each day to download); and

•	is based on the assumption that images are compressed prior to transmission to China in Joint Photographic Experts Group (“JPEG”) image file format of approximately 2 Megabyte (“MB”) in size each.

There exist in the market today File Transfer Protocol (“FTP”) client software such as IP Switch and WS FTP Pro that can automate the transfer of files at a predetermined time or on-demand. The provision of an FTP server with the FTP client on the same machine could facilitate the transfer in a simple manner.

It would be practical to have the FTP server (Note: FTP server software to consider are WS FTP Server, Cerberus FTP Server, Iron FTP, Bullet Proof FTP, Argo Soft FTP) located in China, and for the FTP client software on the other end to automatically sends images for editing and to poll for images that are completed. Software to batch compress raw images to a JPEG image is currently available in the market or could easily be written (based on use of existing conversion software) should it be advantageous. Thus, transfer of data can be carried out in a straight forward manner on either end by personnel with limited computer skills.

To enhance the reliability of data capture, another approach would be to locate the FTP server in Hong Kong, whereby the China outsourcing facility will have full access to down-load the files using an FTP client. This could be done as an automatic batch fashion or on-demand. In either case, images would become available as they are received and would not require a full batch to be completed before processing begins. This approach also provides an additional backup, whereby if need be, the Hong Kong facility could courier the images on DVD (4.7 gigabyte (“GB”) single sided for up to 2,350 images of 2MB files size) to China should the link to China fail or provide unreliable. And visa versa.

Below is a network diagram showing the basic components involved for an outsourcing operation.

Data Transfer/Throughput Requirements
The time required to transmit a day’s traffic (i.e. 280 images) would be 1 hour in each direction or a total of 2 hours for the day, assuming:

•	150 kilobyte/sec of download speed can be reliably provided between the two locations. Then connection throughput can be estimated as 540MB per hour.

•
if a photography studio’s images are compressed to approximately 2MB JPEG before transmission and retouches approximately 280 images per day. This represents approximately 560MB of data to transfer to China.

•	the compressed JPEG image format is used in both directions then the resultant data volume is 560MB x 2 or 1,120MB per photography studio.

Given the time difference between the two locations, it is possible for file transmission to take place outside of the normal 8 hour working day, thereby taking advantage of the difference in internet traffic peaks. We recommend that an FTP server be established that can automate the transfer and that each end send traffic during non-working hours.

It may be worthwhile to also develop a contingency plan that involves burning the images on a DVD and transferring them via courier between North American and Europe, and Hong Kong and China should there be a serious link failure in any operating locations. Courier cost for small items such as DVDs are inexpensive.

Currently, broadband cable connection service such as China Telecom ADSL (http://www2.chinatelecom.com.cn/goto/en) provides sufficient bandwidth to meet your requirements for file transfer, and is available in the area where the initial outsourcing operation is being considered. Testing of the actual transmission throughput and reliability of the cable service is required.

The following summarizes the capacity plan for the initial 18 months trial period and the full production phase that follows:

Months	File Server	Total China Editors	Daily Production Capacity (images)	2-way Traffic and Transmission Time/day	No. of ADSL Line (<512Kbps)
1 to 6	1	1	2,112	0.37GB/40 mins	1
7 to 12	1	2	4,224	0.75GB/80 mins	1
13 to 18	1	3	6,336	1.12GB/120 mins	1
19 to 24	1	6	12,672	2.24GB/240 mins	1
25 to 30	1	12	25,344	4.48GB/480 mins	2
31 to 36	1	18	38,016	6.66GB/720 mins	2

Note: Suggest adding one addition broadband lines to handle every 2GB of transmission per day.

Government and Licensing
It is recommended to assess whether large amount of data transferred each day to and from outside China would bring an inquiry from the Chinese government monitoring of the internet. This concern should be addressed when the operation is duly licensed. The licensing of the outsourced business and the associated cost is not within the scope of this study and should be addressed with a separate exercise.

Workflow
A dedicated FTP server with a FTP client software that supports automated transfers is recommended for each end of the link. Consideration should be given for backup or redundancy of disk storage balanced against requesting resend images in the event of data loss on the China side.

Each photo editing workstation should be connected to the same Local Area Network (“LAN”) as the FTP server. A simple workflow application can be developed to assign images to editors and to record turnaround time for each image. This will provide a simple means of assigning and measuring performance of photo editors.

The Quality Control (“QC”) function should be based in China where the QC personnel review the result of each updated image and release the image (upon verification that it is up to standard) to the transfer file on the FTP server or request a fresh edit of the image if it is not up to standard. Records of this activity would also be automatically captured for performance reporting.

The FTP client script would automatically transfer all images to the transfer file area at a preset time or on-demand.

Operating Costs
The estimated salary cost (including room/board) of a competent Photo Editor in China with Photoshop skills is approximately US$250 per month, and a Chinese Supervisor/QC/Editor position is expect to cost US$350 per month. Rent and are other operating costs including internet related costs are expected to be relatively “mild” compared to current levels in North America.

Staffing
The Company needs to identify how much talent (i.e. trained in using Adobe Photoshop editing software) is currently available in the Chinese labour markets or other related types of simplistic photo editing software. Albeit, allowance for training and staff turn-over cost in order to keep sufficient staffing to meet increasing demand needs must be taken into consideration.

Capacity Growth
There should be no problems if additional broadband cable be required in China to accommodate additional internet traffic when needed.

The computer hardware (an off the shelf computer and monitor is sufficient) requirements are quite simple for photo editing workstations. The FTP server should have large hard disks capacity, and DVD burner to permit data archiving. We assume that the FTP server would not require redundant disk storage as it is possible to retrieve the data again from the other side. However, Uninterrupted Power Supply (UPS) is needed for all critical hardware in the China office.

It is recommended that the initial outsourcing facility set-up be as portable as possible for easy relocation to a new premises (within 24 hours) should the existing premise becomes undesirable for whatever reasons.

Critical Success Factors
The following critical factors need to be addressed when implementing the outsourcing program:
1.	Meeting quality requirements
2.	Scalability
3.	Reliable communication lines to support 24x7 image transmission traffic
4.	Adequate communication bandwidth for the current and projected traffic
5.	Meeting turnaround time
6.	Available of skilled workers and low staff turnover

Capital Expenditure Pro-forma
Summarized table below is a capital expenditure pro-forma to setup and to operate an outsourcing facility in China to handle a medium size North American photography studio (Note: the outsourcing cost increases in relation to the number of photography studios coming on-line) :

Summary
In summary, even though the outsourcing operation is a simple business to operate requiring very little start-up cost. The Company should contract an outsourcing operation in China or a Hong Kong company with an outsourcing operation in China to avoid the many pitfalls foreign company encounters venturing into the China market on their own. By joint-venturing with a local operator, the Company will have access to China’s local labor market, internet providers, and other required resources, while avoiding the many problems encountered in running a foreign operation.

GLOSSARY

FTP - File Transfer Protocol

One of the TCP/IP protocols used for transferring files across TCP/IP connections. The protocol manages the physical transfer of the file along with the representation of the file on both machines involved in the transfer. To upload or download files via FTP you need an FTP program

JPEG - Joint Photographic Experts Group

This is an image format named after its developers that can compress images to very small file sizes, commonly used on the internet due to faster image transfer rates.

Megabyte - MB

This is a measurement used in digital systems such as PCs to describe storage capacity (usually RAM, Hard Drive capacity is mostly stated in Gigabytes these days).

Gigabyte - GB

This is a measurement used to describe 1024 Megabytes. Hard disk capacity is usually measured in Gigabytes.

Kilobyte - KB

A measurement used in digital systems to describe storage capacity, 1 Kilobyte is equal to 1024 (210) Bytes in digital systems.

LAN - Local Area Network

These are common-place in offices and are used to link 2 or more computers for the purpose of sharing files and/or peripherals.

A LAN refers to a network that spans a relatively small geographical area and/or is limited to one segment, for example an office floor-space.